UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                            NATURAL GAS SYSTEMS, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   63887P 10 0
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                                 (CUSIP Number)

    February 27, 2006 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63887P 10 0
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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Robert S. Herlin
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) |_|
      (b) |X|
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3.    SEC Use Only


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4.    Citizenship or Place of Organization

      United State of America
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Number of               5.    Sole Voting Power (1)
Shares
Beneficially                  1,610,938
Owned by                --------------------------------------------------------
Each Reporting          6.    Shared Voting Power
Person With

                        --------------------------------------------------------
                        7.    Sole Dispositive Power (1)

                              1,610,938
                        --------------------------------------------------------
                        8.    Shared Dispositive Power


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9.    Aggregate Amount Beneficially Owned by Each Reporting Person(1)

      1,610,938
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10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)                                                          |X|

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11.   Percent of Class Represented by Amount in Row

      6.2%
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12.   Type of Reporting Person (See Instructions)

      IN
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(1)   Includes (i) 1,000,000 shares directly held by Mr. Herlin; (ii) up to
      281,250 shares of our common stock issuable upon exercise of options currently exercisable (or exercisable within 60 days of February 27, 2006); and (iii) up to 329,688 shares of our common stock issuable upon exercise of warrants currently exercisable (or exercisable within 60 days of February 27, 2006). Does not include (i) up to 468,750 shares of our common stock issuable upon the exercise of options and (ii) up to 357,812 shares of our common stock issuable upon the exercise of warrants, in each case not exercisable within 60 days of February 27, 2006.


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

Item 1.

      (a)   Name of Issuer:

            Natural Gas Systems, Inc., a Nevada corporation (the "Company")

      (b)   Address of Issuer's Principal Executive Offices:

            820 Gessner, Suite 1340
            Houston, TX
            77024

Item 2.

      (a)   Name of Person Filing:

            This statement is filed by Robert S. Herlin

      (b)   Business Address: The address of Mr. Herlin is:

            Robert S. Herlin
            c/o Natural Gas Systems
            820 Gessner, Suite 1340
            Houston, TX
            77024

      (c)   Citizenship:

            Mr. Herlin is a citizen of the United States.

      (d)   Title of Class of Securities:

            Common Stock, $0.001 par value ("Common Stock")

      (e)   CUSIP Number:

            63887P 10 0

Item 3. Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

Not Applicable

Item 4. Ownership.

      The percentages used herein are calculated based on 25,210,678 of Common Stock issued and outstanding as of February 27, 2006.


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

Robert S. Herlin

      (a)   Amount beneficially owned: 1,610,938

      (b)   Percent of class: 6.2%

      (c)   Number of shares as to which Robert S. Herlin has:

            (i) Sole power to vote or to direct the vote is 1,610,938 SEE FOOTNOTE 1 ON PAGE 2

            (ii)  Shared power to vote or to direct the vote is -0-

            (iii) Sole power to dispose or to direct the disposition of is
                  1,610,938
                  SEE FOOTNOTE 1 ON PAGE 2

            (iv) Shared power to dispose or to direct the disposition of is -0-.

Item 5. Ownership of Five Percent or Less of a Class

      NOT APPLICABLE

Item 6. Ownership of More than Five Percent on Behalf of Another Person

      NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

      NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group

      NOT APPLICABLE

Item 9. Notice of Dissolution of Group

      NOT APPLICABLE

Item 10. Certification

      (a) By signing below I certify that, to the best of my knowledge and belief, the securities b) referred to above were not acquired and are not held for the purpose of or with the effect of changing the control of the issuer of the securities and were not acquired and are not ( held in connection with or as a participant in any transaction having that purpose or effect.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 27, 2006
                                                /s/ Robert S. Herlin
                                                --------------------------------
                                                Robert S. Herlin


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